UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   DALLER, JR., WALTER E
   719 CLAYHOR AVE
   COLLEGEVILLE, PA  19426
   USA
2. Issuer Name and Ticker or Trading Symbol
   HARLEYSVILLE NATIONAL CORPORATION
   HNBC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   AUGUST 31, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   DIRECTOR, PRES. & CEO - HNC
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
COMMON STOCK - HNBC        |8/10/0|J*  |V|131,535.000       |A  |           |263,070.000        |D     |W/SPOUSE                   |
                           |1     |    | |                  |   |           |                   |      |                           |
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COMMON STOCK - HNBC        |8/10/0|J*  |V|26,573.000        |A  |           |53,146.000         |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
COMMON STOCK - HNBC        |8/10/0|J*  |V|13,258.000        |A  |           |26,516.000         |I     |SPOUSE                     |
                           |1     |    | |                  |   |           |                   |      |                           |
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COMMON STOCK - HNBC        |8/10/0|J*  |V|344.000           |A  |           |688.000            |I     |BY SPOUSE IN STREET NAME   |
                           |1     |    | |                  |   |           |                   |      |                           |
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COMMON STOCK - HNBC        |      |    | |                  |   |           |1,854.000          |D     |HNB 401(k) PLAN**          |
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                           |      |    | |                  |   |TOTAL      |345,274.000        |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
EMPLOYEE STOCK OPTION |        |8/10/|J*  |V|1          |A  |10/27|10/27|COMMON STOCK|10,474 |       |20,948      |D  |            |
(RIGHT TO BUY)        |        |01   |    | |           |   |/99  |/08  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
EMPLOYEE STOCK OPTION |        |8/10/|J*  |V|1          |A  |06/01|12/01|COMMON STOCK|51,889 |       |103,778     |D  |            |
(RIGHT TO BUY)        |        |01   |    | |           |   |/01  |/10  |            |       |       |            |   |            |
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EMPLOYEE STOCK OPTION |        |8/10/|J*  |V|1          |A  |06/01|12/01|COMMON STOCK|611    |       |1,222       |D  |            |
(RIGHT TO BUY)        |        |01   |    | |           |   |/01  |/10  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |TOTAL  |125,948     |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
*Shares were automatically added to account as a result of a 100% stock dividend paid to all shareholders as of
8/10/01.
**401(k) Plan balance for end of period holdings as of 6/30/01. Exempt under Rule 16b-3(c). The information in this report is based on a plan statement dated as of June 30, 2001 and the fair market value of HNBC stock as of June
30, 2001. (Most recent quarter available.)
SIGNATURE OF REPORTING PERSON
/s/Elizabeth F. Chemnitz for Walter E. Daller, Jr.
DATE
September 4, 2001